UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004.

OR

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 333-44735

A.	Full title of the plan and address of the plan, if different from that of the issuer below:

HRH RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB ROGAL & HOBBS COMPANY

4951 Lake Brook Drive, Suite 500

GLEN ALLEN, VIRGINIA 23060

(804) 747-6500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

	By:	Hilb Rogal & Hobbs Company, Plan Administrator

DATE: June 28, 2005		By:	/s/ Carolyn Jones
Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer Hilb Rogal & Hobbs Company

HRH RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and year ended December 31, 2004 with Reports of Independent Registered Public Accounting Firms

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003 and year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

HRH Retirement Savings Plan

Glen Allen, Virginia

We have audited the accompanying statement of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2004 and the related statement of changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Richmond, Virginia

June 17, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator

HRH Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Richmond, Virginia

June 27, 2005

HRH Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Common Trust Fund	$—	$33,216,415
Mutual Funds	107,518,993	77,217,120
Collective Trust Funds	4,794,676	—
Cash	10,005,593	—
HRH Common Stock	13,674,588	15,741,839
HRH Stock Liquidity Fund	—	86,578
Participant Loans	4,834,256	3,847,065
Investment, at contract value:
Group Annuity Contract	42,483,248	—

Total investments	183,311,354	130,109,017
Contribution receivable due from Hilb Rogal & Hobbs Company	5,268,486	4,185,278

Net assets available for benefits	$188,579,840	$134,294,295

See accompanying notes.

HRH Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income	$1,959,031
Transfers from plan mergers	29,085,321

Contributions:
Hilb Rogal & Hobbs Company	5,277,588
Employees	24,827,695

30,105,283

Total additions	61,149,635

Deductions
Benefit payments	18,963,019
Administrative expenses	296,150

Total deductions	19,259,169

Net realized and unrealized appreciation in fair value of investments	12,395,079

Net increase	54,285,545

Net assets available for benefits at beginning of year	134,294,295

Net assets available for benefits at end of year	$188,579,840

See accompanying notes.

HRH Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the HRH Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb Rogal & Hobbs Company (the Company). In May 2004, the Company changed its name from Hilb, Rogal and Hamilton Company to Hilb Rogal & Hobbs Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, the Plan was amended to allow for the merger of the Hobbs Group, LLC 401(k) Savings Plan (Hobbs Plan). The Plan assumed control of all the Hobbs Plan assets as of that date with a value of $19,548,229. These assets were physically transferred to the Plan in the first week of January 2004. In January 2004, the Hobbs Plan investments were converted to Plan investments of a similar nature.

On December 31, 2004, the Plan received a transfer of funds from the Zywave, Inc. Employees Profit Sharing Plan relating to participants who joined the Plan in 2004 as the result of a 2004 Company acquisition. The Plan assumed control of these assets as of that date with a value of $9,537,092. These assets were held as cash as of December 31, 2004. In January 2005, these assets were converted to Plan investments and allocated to the appropriate Plan participants.

Trustee and Administrator Change

Effective December 1, 2004, the Plan was amended and restated and a new trustee and administrator were appointed. Investors Bank and Trust Company (the Trustee) was appointed as the new trustee. Diversified Investment Advisors (the Administrator) was appointed as the new administrator. Plan assets transferred to the new Trustee were transferred into funds comparable to those offered by the previous trustee, PNC Bank, N.A.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The conversion initiated a “Black Out” period beginning November 19, 2004, and continued through December 12, 2004. During this period, participants could not direct or diversify funds until the Trustee and Administrator had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited and held by the Trustee until the completion of the Black Out period. At the end of the Black Out period, these funds were invested in funds as requested by each participant.

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 100% of their salary on a before-tax basis but at no time shall this contribution exceed limits established by the IRC. Effective June 1, 2005, this feature was amended to permit a contribution range from 1% to 50%. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company makes a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company’s Board of Directors based on a percentage of participants’ compensation. No such contributions were made for 2004.

Participants can elect among several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election are automatically invested in the HRH Conservative Allocation Fund after December 1, 2004, and were automatically invested in the PNC Investment Contract Fund prior to December 1, 2004.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant’s earnings or account balance, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company’s contribution plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to a participant from the participant’s account. Loans are secured by the participant’s remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans shall bear a reasonable rate of interest established by the Plan Administrator based on local prevailing rates, and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant’s primary residence, in which case the loan term may not exceed 15 years.

Payment of Benefits

Upon termination of service, a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, semi-annual or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan’s investments are stated at fair value except for its group annuity contract in the Stable Value 5 (Transamerica) Fund which is stated at contract value. Common trust and collective trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances.

The Stable Value 5 (Transamerica) Fund is reported at contract value, which approximates fair value, as the group annuity contract has been deemed to be fully benefit responsive. Contract value represents contributions plus earnings, less withdrawals or transfers by participants. Beginning with the contract’s inception on December 1, 2004, interest is guaranteed at a crediting interest rate of 4.10% through December 31, 2005. Subsequent to December 31, 2005, the crediting interest rate may be reset quarterly, semi-annually or annually as elected by the Plan. The crediting interest rate is determined by the issuer based on several agreed-upon criteria, but cannot be less than 0%. The average effective yield for this fund for December 1, 2004 through December 31, 2004 approximated 4.10% on an annualized basis.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Subsequent to the trustee change disclosed in Note 1, all of the Plan’s investments are held by Investors Bank and Trust Company, the trustee of the Plan. Prior to the disclosed trustee change, all of the Plan’s investments were held by PNC Bank, N.A., the former trustee of the Plan.

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Individual investments representing 5 percent or more of the fair value of net assets available for benefits were as follows:

	December 31
	2004	2003
Common Trust Fund:
PNC Investment Contract Fund		$33,216,415

Mutual Funds:
Diversified Stock Index Fund	$11,780,005	—
Diversified Value & Income Fund	10,026,483	—
American Funds Growth of America R4	17,413,710	—
American Funds Euro Pacific Growth Fund R4	13,999,836	—
Federated Capital Appreciation Fund A	12,585,911	—
Transamerica Premier Balanced Fund	14,173,744	—
Fidelity Magellan Fund	—	12,126,668
Janus Adviser Balanced Fund	—	10,630,919
Janus Adviser Capital Fund	—	10,086,401
Putnam International Growth Fund	—	9,246,445
BlackRock Index Equity Fund (PNC Index Equity Fund Service Class)	—	8,499,216
American Fundamental R4 Fund	—	7,364,998

Cash	10,005,593	—

Common Stock Fund:
HRH Common Stock Fund	13,674,588	15,741,839

Group Annuity Contract:
Stable Value 5 (Transamerica)	42,483,248	—

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$9,723,749
Common Trust Fund	655,967
HRH Common Stock	1,998,083
Collective Trust Funds	17,280

$12,395,079

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 21, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. The Plan has since been amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan currently is designed and being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan continues to qualify under Section 401(a) and the related trust continues to be tax exempt.

5. Related-Party Transactions

Certain plan assets are invested in funds sponsored by the Administrator and stock of the Company. Transactions involving these investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

6. Differences Between Financial Statements and Form 5500

As discussed in Note 1, effective January 1, 2004, the Plan assumed control of all the Hobbs Plan assets with a value of $19,548,229. The following is a reconciliation of net assets available for benefits per the financial statements to the 2003 Form 5500:

December 31, 2003
Net assets available for benefits per the financial statements	$134,294,295
2004 asset transfer from the Hobbs Plan included in the 2003 Form 5500	19,548,229

Net assets available for benefits per the 2003 Form 5500	$153,842,524

HRH Retirement Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of a transfer of assets to the Plan per the financial statements to the 2004 Form 5500:

Year ended December 31, 2004
Transfers from plan mergers per the financial statements	$29,085,321
2004 asset transfer from the Hobbs Plan included in the 2003 Form 5500	(19,548,229)

Transfers from plan mergers per the 2004 Form 5500	$9,537,092

Supplemental Schedule

HRH Retirement Savings Plan

EIN 54-1194795, Plan 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Mutual Funds:
Diversified Core Bond Fund*	701,265 shares	$7,384,321
Diversified Stock Index *	1,456,119 shares	11,780,005
Diversified Value & Income Fund*	869,600 shares	10,026,483
American Funds Growth of America R4	639,505 shares	17,413,710
American Funds Euro Pacific Growth Fund R4	397,046 shares	13,999,836
Baron Small Cap Fund	282,179 shares	6,230,511
Calamos Growth A Fund	87,799 shares	4,651,620
Federated Capital Appreciation Fund A	496,486 shares	12,585,911
Oppenheimer Developing Markets N Fund	80,008 shares	2,125,803
Transamerica Premier Balanced Fund*	627,157 shares	14,173,744
Royce Opportunity Fund	542,676 shares	7,147,049

		107,518,993
Collective Trust Funds:
Diversified Real Estate Fund*	208,903 shares	3,172,030
HRH Conservative Allocation Portfolio	7,153 shares	72,449
HRH Moderate Allocation Portfolio	68,576 shares	695,264
HRH Aggressive Allocation Portfolio	83,527 shares	854,933

		4,794,676
Cash	—	10,005,593

Group Annuity Contract:
Stable Value 5 (Transamerica)*	—	42,483,248

HRH Common Stock*	1,320,438 shares	13,674,588

Participant Loans*	Interest rates ranging from 5.06% to 10.5%; maturity dates vary with remaining terms from 1 to 15 years.	4,834,256

Total investments		$183,311,354

*	Indicates party-in-interest to the Plan.